SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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[GRAPHIC OMITTED]

PRESS RELEASE

              POLSKA TELEFONIA CYFROWA REPURCHASED A PORTION OF ITS

                         10 7/8% NOTES AND 11 1/4% NOTES

Warsaw - September 18, 2002 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that it has repurchased a portion of its 10 7/8% Notes and 11 1/4% Notes.

PTC has repurchased EUR 12.5 million of the 10 7/8% Notes issued in May 2001 and EUR 17.25 million of the 11 1/4% Notes issued in November 1999.

PTC has applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The delisting will apply only to the principal amount of Notes repurchased.

The amounts of EUR 187.5 million of the 10 7/8% Notes and EUR 282.75 million of the 11 1/4% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange. However, PTC may from time to time decide to further repurchase those or any other of the outstanding Notes.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.

                                       ###

For further information please contact:

Malgorzata Zelezinska
IR Manager
[PHONE] (+48) 22 413 3275
Mobile: (+48) 602 20 3275
Fax: (+48) 22 413 6235
mzelezinska@era.pl

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)


By: /s/ Boguslaw Kulakowski
    -----------------------

Boguslaw Kulakowski, Director General


By: /s/ Wilhelm Stueckemann
    -----------------------

Wilhelm Stueckemann, Director of Network Operations


By: /s/ Jonathan Eastick
    -----------------------

Director of Finance

September 19, 2002